Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153135

SUPPLEMENT NO. 6
DATED FEBRUARY 3, 2012
TO THE PROSPECTUS DATED JULY 12, 2011
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated July 12, 2011, Supplement No. 1 dated July 12, 2011, Supplement No. 2 dated August 19, 2011, Supplement No. 3 dated October 20, 2011, Supplement No. 4 dated November 18, 2011, and Supplement No. 5 dated December 5, 2011. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 6 is to disclose the following:

•	the status of our initial public offering;
•	the six-month extension of an affiliate loan; and
•	sales of shares through registered investment advisors who are not associated with a registered broker-dealer are permitted.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share. We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of January 30, 2012, we had accepted aggregate gross offering proceeds of $10.7 million related to the sale of 1,125,731 shares of common stock, exclusive of DRP shares. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas, West Virginia or Ohio. After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

Extension of Affiliate Loan

Pursuant to the terms of that certain Secured Promissory Note Modification Agreement dated January 20, 2012 (the “Meadowmont Agreement”), BEMT Meadowmont, LLC, a wholly-owned subsidiary of Bluerock Enhanced Multifamily Holdings, L.P., of which we are the general partner, extended the maturity date of its $500,000 line of credit (the “Meadowmont Affiliate Loan”) from Bluerock Special Opportunity + Income Fund II, LLC, an affiliate of our sponsor. Under the terms of the Meadowmont Affiliate Loan, BEMT Meadowmont, LLC may borrow, from time to time, up to $500,000, for general working capital. The maturity date of the Meadowmont Affiliate Loan was previously extended from July 20, 2011 to January 20, 2012. The Meadowmont Modification Agreement extends the maturity date of the Meadowmont Affiliate Loan for an additional six-months to July 20, 2012. All other terms of the Meadowmont Affiliate Loan remain unchanged.

Sales Made Through Registered Investment Advisors

The following section of the prospectus, including the Subscription Agreement at Exhibit A, are revised as follows:

Plan of Distribution — Other Discounts

The first paragraph in the subsection entitled “Plan of Distribution — Other Discounts” is being deleted and replaced in its entirety with the following:

No selling commissions will be paid and the price per share will be reduced to $9.30 in connection with sales to investors who have engaged the services of a registered investment advisor with whom the investor has agreed to pay a fee for investment advisory services in lieu of normal commissions. The net proceeds to us will not be affected by eliminating commissions payable in connection with sales to investors purchasing through such investment advisors. Such sales may be made to the clients of registered investment advisors, whether or not associated with a registered broker-dealer, although such sales must be made through a registered broker-dealer. Sales made to clients of registered investment advisors who are not associated with a registered broker-dealer may be made directly by our dealer manager as the broker-dealer of record.

Exhibit A — Subscription Agreement

The net of commissions election in Section 1 of the Subscription Agreement at Exhibit A is being deleted in its entirety and replaced with the following, to clarify that sales may be made through registered investment advisors who are not associated with a broker-dealer:

☐  Shares are being purchased net of commissions (Purchase through an RIA or by a registered representative on his/her own behalf.)

The Registered Investment Advisor election in Section 7 of the Subscription Agreement at Exhibit A is being deleted in its entirety and replaced with the following:

☐  Registered Investment Advisor (RIA). No Selling Commissions are Paid on These Accounts. Check Only If investment is made through the RIA in its capacity as an RIA and not in its capacity as a Registered Representative, if applicable, with whom the investor has agreed to pay a fee for investment advisory services in lieu of normal commissions.